

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2020

Edwin J. Rigaud
Chief Executive Officer
Legacy Acquisition Corp.
1308 Race Street, Suite 200
Cincinnati, Ohio 45202

> **Re: Legacy Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 5, 2020**
> **File No. 001-38296**

Dear Mr. Rigaud:

We have reviewed your filing and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed October 5, 2020

General

1.      Please reference our comment letter dated October 29, 2020, regarding Legacy Acquisition Corp.'s information statement on Schedule 14C filed on October 5, 2020. Please revise this preliminary proxy statement to address the comments contained in such letter, to the extent applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc:     Penny Minna